UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number 1-32186
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YM BioSciences Inc.
(Translation of registrant's name into English)

Suite 400, Building 11
5045 Orbitor Drive
Mississauga, Ontario
Canada  L4W 4Y4
(Address of principal executive offices)
___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☐                                                      Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

EXPLANATORY NOTE

This Amendment to Form 6-K is being furnished for the purpose of correcting certain dates contained in Exhibit 99.1 to the Form 6-K furnished by YM BioSciences Inc. on January 6, 2011 (the “Original Filing’).  Exhibit 99.1 to the Original Filing is hereby amended and restated in its entirety by Exhibit 99.1 to this Amendment.

INCORPORATION BY REFERENCE

This Form 6-K shall be incorporated by reference into the Prospectus and Registration Statement of YM BioSciences Inc. on Form S-8 (File No. 333-134410) and and as an Exhibit to the Registration Statement of YM BioSciences Inc. on Form F-10 (File No. 333-161786).

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YM BIOSCIENCES INC.

By: /s/ Leonard Vernon
Name: Leonard Vernon
Title: Vice President, Finance and Administration

Date:  June 3, 2011

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report, dated January 4, 2011